Exhibit 4.46
Notice of Termination of the Exclusive Consultancy Service Agreement
July 13, 2010

To:	Primalights III Agriculture Development Co., Ltd.

Address: Primalights III Agriculture Development Co., Ltd. Middle Area of Highway 73, Zhuang Er Shang Village,
Huang Ling Rural Area, Xiaodian District, Taiyuan City

Tel: 0351- 7870123

Fax: 0351- 7123671
Ladies and Gentlmen,
We refer to the Exclusive Consultancy Service Agreement (hereinafter referred to as the “Service Agreement”) dated as of June 8, 2007, among Aero-Biotech Science & Technology Co. Ltd. (hereinafter referred to as “Aero-Biotech”), a wholly foreign owned enterprise registered and established in Beijing, People’s Republic of China, under the laws of the People’s Republic of China (hereinafter referred to as “China”, excluding Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan), and Primalights III Agriculture Development Co., Ltd. (hereinafter referred to as “P3A”), a limited liability company registered and established in Taiyuan City, Shanxi Province, China, under the laws of China.
Pursuant to Article 6.1 of the Service Agreement, Aero-Biotech reserve the right to terminate the Service Agreement with thirty (30) days written notice to P3A. Aero-Biotech hereby confer to P3A, this notice to terminate the Service Agreement. Pursuant to Article 6.2 of the Service Agreement, all rights and obligations between Aero-Biotech and P3A under Article 4 (Confidentiality Clause), Article 7 (Governing Jurisdiction) and Article 8 (Conflict Resolution) of the Service Agreement remain in effect.

Very truly yours,

Aero-Biotech Science & Technology Co. Ltd.

Signature:	/s/ Xie Tao

	Name:	Xie Tao
	Title:	Chief Executive Officer
Official Seal: